Exhibit 99.1

TEEKAY OFFSHORE PARTNERS ANNOUNCES UPSIZE AND PRICING OF PRIVATE OFFERING OF SENIOR NOTES

Hamilton, Bermuda, June 26, 2018 – Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today the pricing at par of its previously announced private placement (the Offering) to eligible purchasers by the Partnership and its wholly-owned subsidiary, Teekay Offshore Finance Corp., of 8.5% senior unsecured notes due 2023 (the Notes). The Partnership upsized the offering amount from $500 million to $700 million in aggregate principal amount. Brookfield TK TOLP L.P. (the Brookfield Purchaser), the holder of approximately 59.5% of Teekay Offshore’s outstanding common units, has agreed to purchase $500 million principal amount of the Notes in the Offering. The Offering is expected to close on July 2, 2018, subject to customary closing conditions.

The Partnership expects to use the net proceeds from the Offering to (a) fund the tender offers to purchase any and all of its outstanding 6% Senior Notes due 2019 and any and all of its outstanding Norwegian Kroner-denominated senior notes due 2019 (the Tender Offers), (b) repay a cross currency swap, (c) repay at par an outstanding $200 million 10% promissory note of the Partnership held by the Brookfield Purchaser due 2022 and make an associated $12 million make-whole payment and (d) pay any fees and expenses relating to the Tender Offers. To the extent that the Tender Offers are not completed, or the net proceeds of the Offering exceed the amount needed to fund the Tender Offers, the Partnership may use the remaining net proceeds from the Offering for general partnership purposes, which may include the repayment of indebtedness.

The Notes to be offered will not be registered under the Securities Act of 1933, as amended (the Securities Act), or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The Notes are being offered and sold only to persons reasonably believed to be qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act.

This news release is being issued pursuant to Rule 135c under the Securities Act and does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Teekay Offshore

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership with consolidated assets of approximately $5.7 billion, comprised of 62 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, long distance towing and offshore installation vessels, a floating accommodation unit (FAU), and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units and preferred units trade on the New York Stock Exchange under the symbols “TOO”, “TOO PR A”, “TOO PR B” and “TOO PR E”, respectively.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com